SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For June 17, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes [ ]           No [X]

                 BONSO COMMENTS ON RECENT STOCK PRICE INCREASE,
                     PUBLICLY TRADED WARRANTS, AND DIVIDENDS

     HONG KONG, June 17 /PRNewswire-FirstCall/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO) today commented on the 56% increase in its share price on Monday, 16 June 2003.

     Anthony So, Bonso's Chairman and CEO commented, "I am surprised at the large volume of shares traded and the subsequent increase in share price on Monday, 16 June 2003. We are unaware of any specific reason why such a sudden and significant increase in the share price or volume should occur at this time."

     Mr. So also said that the Company has received a number of inquiries with respect to the exercise price and current expiration date of the Company's publicly traded common stock purchase warrants that trade on NASDAQ under the symbol BNSOZ. He said the warrants expire on December 31, 2003, and each two warrants are exercisable to purchase one share of the Company's common stock at an exercise price of $17.50 per share.

     Also, Mr. So said that inquiries had been made about the Company's recent dividend, and the Company's dividend policy. Mr. So said that a dividend of $0.05 per share was paid at the end of May. Our policy is to evaluate on an annual basis whether to declare and pay a dividend. Although we have declared dividends during each of the last 3 years, we may decide that it is not in the best interest of the Company's shareholders to declare and pay a dividend in a particular year.

     About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's web site at http://www.bonso.com .

     The statements contained in the press release, which are not historical facts, are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the United States Securities and Exchange Commission.

     Bonso Electronics International Inc.:

     USA Contact:
     George O'Leary
     Tel: 949-760-9611
     Fax: 949-760-9607

     Hong Kong Contact:
     Cathy Pang
     Tel: 852-2605-5822
     Fax: 852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: June 17, 2003                      By: /s/ Henry F. Schlueter
      -------------                      ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary